[redacted]

09042996

SEC Mail Processing
Section

DEC 02 2009

Washington, DC
110

m.a.
12/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01=2008 (MM/DD/YY) AND ENDING 9-30-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Lincoln Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 South 17th Street, Suite 2B
(No. and Street)

Lincoln	Nebraska	68502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. CULLEY, C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane, Suite 210	Gladstone	Missouri	64119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Lincoln INvestments, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES J. POWERS
MY COMMISSION EXPIRES
October 6, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

FIRST LINCOLN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

FIRST LINCOLN INVESTMENTS, INC.

Table of Contents

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report

Board of Directors
First Lincoln Investments, Inc.
North Kansas City, Missouri

I have audited the accompanying statement of financial condition of First Lincoln Investments, Inc. as of September 30, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lincoln Investments, Inc. as of September 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 12 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
November 24, 2009

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS	
Current Assets	
Cash in Bank	$ 808
Commission Receivable	10,343
Prepaid Expenses	398
Total Current Assets	11,549
Furniture and Equipment	
Office Equipment	31,793
Less: Accumulated Depreciation	(28,610)
Total Furniture and Equipment	3,183
Other Assets	
Deposit with Clearing Organizations	10,013
Total Assets	$ 24,745
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions Payable	$ 3,848
Payroll Taxes Payable	237
Total Liabilities	4,085
Stockholder's Equity	
Capital stock - authorized 10,000 shares; $1 par value common: 1,000 shares issued and outstanding	1,000
Additional Paid-in Capital	101,000
Retained Earnings (Deficit)	(81,340)
Total Stockholder's Equity	20,660
Total Liabilities and Stockholder's Equity	$ 24,745

See accompanying notes to the financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUES	
Commissions	$115,079
Miscellaneous	11,075
Total Revenues	126,154
EXPENSES	
Advertising	4,246
Commissions	55,549
Clearing	21,834
Correspondent Fees	3,714
Depreciation	1,477
Donations	180
Dues and Subscriptions	6,252
Insurance	2,607
Licensing	50
Miscellaneous	246
Postage	2,010
Professional Fees	2,741
Quotation Expense	4,910
Rent	15,945
Salaries	14,116
Seminars	707
Supplies	2,027
Taxes	1,614
Telephone	6,943
Total Expenses	147,168
Income (Deficit) from Operations	(21,014)
Other Income	
Interest Income	46
Net Income (Deficit)	$ (20,968)

See accompanying notes to the financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

COMMON STOCK	
Balance at Beginning of Year	$ 1,000
Balance at End of Year	1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at Beginning of Year	101,000
Balance at End of Year	101,000
RETAINED EARNINGS (DEFICIT)	
Balance at Beginning of Year	(60,372)
Net Income (Deficit) for the Year	(20,968)
Balance at End of Year	(81,340)
Total Stockholder's Equity	$ 20,660

See accompanying notes to the financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

SUBORDINATED LIABILITIES, October 1, 2008	$	- 0 -
Increases		
None		- 0 -
Decreases		
None		- 0 -
SUBORDINATED LIABILITIES, September 30, 2009	$	- 0 -

See accompanying notes to the financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Commission Received	$119,195
Miscellaneous Receipts	11,075
Interest Received	46
Cash Provided by Operating Activities	130,316
Cash Paid for Salaries and Commissions	73,349
Cash Paid for Operating Expenses	74,522
Cash Disbursed for Operating Activities	147,871
Net Cash Provided (Used) by Operating Activities	(17,555)
CASH FLOW FROM INVESTING ACTIVITIES	
Decrease in Clearing Deposits	1,298
Net Cash Provided (Used) by Investing Activities	1,298
CASH FLOW FROM FINANCING ACTIVITIES	-
Net Decrease in Cash	(16,257)
Cash, Beginning of Year	17,065
Cash, End of Year	$ 808

See accompanying notes to the financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS - CONTINUED
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Reconciliation of Net Income to Cash Used in Operating Activities	
Net Income	$ (20,968)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and Amortization	1,477
(Increase) Decrease in:	
Commissions Receivable	4,116
Prepaid Expenses	(110)
Increase (Decrease) in:	
Commissions Payable	(2,012)
Payroll Taxes Payable	(58)
Total Adjustments	3,413
Net Cash Used in Operating Activities	$ (17,555)

See accompanying notes to the financial statements.

FIRST LINCOLN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

First Lincoln Investments, Inc. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is registered with the SEC and is a member of various exchanges and the FINRA. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

The Company is a small brokerage firm located in Lincoln, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

First Lincoln Investments, Inc. is organized as a Corporation in the State of Nebraska.

NOTE 2 – SUMMARY OF SIGNIFICAN ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with the maturity of three months or less to be cash equivalents. At September 30, 2009, the Company had no cash equivalents.

Accounts Receivable

Accounts receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year-end.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measure of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $4,246 for the year ended September 30, 2009.

NOTE 3 – LEASES

The Company leases office space from The Sowers Club of Lincoln, Inc. The lease expired in February 2009, and the lease is currently month to month. Rental payments made during fiscal 2009 totaled $15,946.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At September 30, 2009, the Company had net capital of $15,066, which was $10,066 in excess of its required net capital. The Company's net capital ratio was 0.27 to 1.

NOTE 5 – PROVISION (BENEFIT) FOR (FROM) INCOME TAXES

The following are the Company's unused income tax net operating loss carry-forwards available for deduction from taxable income in future years and their respective years of expiration.

Year of Expiration	Operating Loss
9-30-22	$ 24,588
9-30-23	34,156
9-30-24	4,183
9-30-26	2,387
9-30-28	11,190
9-30-29	18,771
Total	$ 95,275

Carry-forwards which give rise to a deferred tax asset are as follows:

Deferred tax asset	$ 23,819
Valuation allowance	(23,819)
Total	$ -

NOTE 6 – FAIR VALUE

Fair Value Measurement

FAS Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FAS Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarch for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2009:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level3)
Clearing Organization	$ 10,013	$ 10,013		

FIRST LINCOLN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2009

NET CAPITAL	
Total Stockholder's Equity	$ 20,660
Total Stockholder's Equity Qualified for Net Capital	20,660
Deductions and/or charges	
A. Nonallowable Assets	
Accounts Receivable Trails	2,013
Prepaid Expenses	398
Furniture and Equipment	3,183
Total Deductions and/or Charges	5,594
Total Net Capital	$ 15,066
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Commissions Payable	$ 3,848
Payroll Taxes Payable	237
Total Aggregate Indebtedness	$ 4,085
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	
Company	$ 5,000
Excess Net Capital	$ 10,066
Excess Net Capital at 1000%	$ 14,658
Ratio: Aggregate Indebtedness to Net Capital	.27 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 16,363
Adjustments	
Cash	(3,354)
Commission Receivable	1,996
Payables and Accrued Expenses	61
Net Capital per Audited Financial Statements	$ 15,066

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF SEPTEMBER 30, 2009

First Lincoln Investments, Inc. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Independent Auditor's Report on Internal Control
Structure Required by SEC Rule 17a-5

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

In planning and performing my audit of the financial statements and supplemental schedules of First Lincoln Investments, Inc. (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
November 24, 2009